SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             DATAMETRICS CORPORATION
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   238085-10-4
                                   -----------
                                 (CUSIP Number)


                               Daniel Bertram, CEO
                               1717 Diplomacy Row
                             Orlando, Florida 32809
                                 (407) 251-4577
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 30, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                                Page 1 of 4 Pages

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(1)   Name of Reporting Person

      DMTR, LLC

      S.S. or I.R.S. Identification No. of Above Person

      EIN: 06-1594467
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (see instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (see instructions)

      OO
--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      U.S.
--------------------------------------------------------------------------------
Number of         (7)   Sole Voting Power
Shares
Beneficially            245,436,145 (1)
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person                  0
With              --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        245,436,145 (1)
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      245,436,145 (1)(2)
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 11

      75.21% (3)
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      CO (Limited Liability Company)
--------------------------------------------------------------------------------

      (1) Comprised of (i) 700,000 shares of Common Stock issued on January 31, 2001 and (ii) 244,736,145 shares (the "Conversion Shares") issued on December 30, 2005, as described below.
      (2) The amount represents the beneficial ownership of the Reporting Person, a portion of which may be attributable to Bruce Galloway, the Managing Member of the Reporting Person. Mr. Galloway disclaims beneficial ownership of such securities beneficially owned by the Reporting Person.
      (3) Ownership percentage does not give effect to (i) 60,000,000 shares of the Issuer's common stock issuable under its stock incentive plan and (ii) a warrant to purchase 386,314,860 shares of common stock issued to SG DMTI Capital LLC on December 30, 2005.


                                Page 2 of 4 Pages

Item 1.  Security and Issuer.

      This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of Datametrics Corporation (the "Issuer"), whose principal executive offices are located at 1717 Diplomacy Row, Orlando, Florida 32809.

Item 2.  Identity and Background.

      (a)   Name: DMTR, LLC ("DMTR")

      (b)   State of Incorporation: New York

      (c)   Principal Business: Lending and financing activities

      (d) Address of Principal Business: 720 Fifth Avenue, 9th Floor, New York, NY 10019

      (e) Address of Principal Office: 720 Fifth Avenue, 9th Floor, New York, NY 10019

      (f)   Involvement in Certain Legal Proceedings. Not applicable

      (g)   Party to a Civil Proceeding. Not applicable

Item 3.  Source and Amount of Funds or other Consideration.

      The Conversion Shares were issued to DMTR in connection with a Loan Termination and Conversion Agreement (the "Conversion Agreement") between DMTR and the Issuer dated as of December 30, 2005, pursuant to which DMTR agreed to convert debt owed by the Issuer (which such debt consisted of an aggregate principal amount of $2,900,000 and accrued but unpaid interest on the principal amount) into the Conversion Shares in exchange for the cancellation of the debt.

Item 4.  Purpose of Transaction.

      The purpose of the transaction giving rise to the issuance of the Conversion Shares was the restructuring of the Issuer's balance sheet. On December 30, 2005 the Issuer, among other things, entered into the Conversion Agreement and converted the $2,900,000 of principal plus accrued unpaid interest on the principal amount into the 244,736,145 Conversion Shares in exchange for the cancellation of the debt. The Conversion Shares do not give effect to the Issuer's proposed one (1) for thirty (30) reverse stock split which the Issuer intends to consummate by February 2006.

Item 5.  Interest in Securities of the Issuer.

(a) DMTR beneficially owns an aggregate of 245,436,145 shares of Common Stock, representing 75.21% of the outstanding shares of Common Stock.

(b) DMTR possesses sole power to vote and to dispose or direct the disposition of the 245,436,145 shares of common stock.

(c)   (1)   DMTR, LLC


                                Page 3 of 4 Pages

      (2)   The transactions closed on December 30, 2005

      (3)   244,736,145 Conversion Shares.

      (4) As stated in Item 4, DMTR converted the $2,900,000 of principal plus accrued unpaid interest on the principal amount into the 244,736,145 Conversion Shares.

      (5)   The transaction was a privately negotiated financing.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer among the Reporting Person except for the general Operating Agreement of DMTR, which governs the operations of DMTR.

Item 7.  Material to be Filed as Exhibits.

      Loan Termination and Conversion Agreement

      1. Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006

                                          DMTR, LLC


                                          By: /s/ Bruce Galloway
                                              ----------------------------------
                                              Name:  Bruce Galloway
                                              Title: Managing Member


                                Page 4 of 4 Pages